SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ChargePoint Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15961R105
(CUSIP Number)

James V. Baird
Q-GRG VII (CP) Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15961R105	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Q-GRG VII (CP) Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,466,516 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,466,516 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,466,516 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1.
This amount includes (i) 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable, and (ii) the 21,692 shares of Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon vesting of RSUs (as defined herein).

2.
Calculation is based on the sum of (i) 321,505,683 shares of Common Stock outstanding as of July 9, 2021, as set forth in the prospectus on Form 424B1 filed by the Issuer on July 15, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, and (iii) the 21,692 shares of Common Stock issuable upon vesting of RSUs beneficially owned by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
QEM VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,466,516 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,466,516 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,466,516 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

1.
This amount includes (i) 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable, and (ii) the 21,692 shares of Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon vesting of RSUs (as defined herein).

2.
Calculation is based on the sum of (i) 321,505,683 shares of Common Stock outstanding as of July 9, 2021, as set forth in the prospectus on Form 424B1 filed by the Issuer on July 15, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, and (iii) the 21,692 shares of Common Stock issuable upon vesting of RSUs beneficially owned by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 4 of 8
1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,466,516 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,466,516 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,466,516 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes (i) 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable, and (ii) the 21,692 shares of Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon vesting of RSUs (as defined herein).

2.
Calculation is based on the sum of (i) 321,505,683 shares of Common Stock outstanding as of July 9, 2021, as set forth in the prospectus on Form 424B1 filed by the Issuer on July 15, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, and (iii) the 21,692 shares of Common Stock issuable upon vesting of RSUs beneficially owned by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 5 of 8
1	NAMES OF REPORTING PERSONS
Dheeraj Verma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,466,516 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,466,516 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,466,516 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes (i) 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable, and (ii) the 21,692 shares of Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon vesting of RSUs (as defined herein).

2.
Calculation is based on the sum of (i) 321,505,683 shares of Common Stock outstanding as of July 9, 2021, as set forth in the prospectus on Form 424B1 filed by the Issuer on July 15, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, and (iii) the 21,692 shares of Common Stock issuable upon vesting of RSUs beneficially owned by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 6 of 8
Item 1	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of ChargePoint Holdings, Inc., a Delaware corporation (the “Issuer” or “ChargePoint”). The principal executive offices of the Company are located at 240 East Hacienda Avenue, Campbell, CA 95008. This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 8, 2021, as amended by Amendment No. 1, filed with the SEC on July 6, 2021 (together with this Amendment No. 2, the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with an underwritten secondary offering of 12,000,000 shares of Common Stock by certain stockholders of the Company (the “Selling Stockholders”) at a public offering price of $23.50 per share, which closed on July 19, 2021 (the “Secondary Offering”), the Reporting Persons sold an aggregate of 2,720,000 shares of Common Stock at a net price, after underwriting discounts and commissions, of $22.7363 per share.

The Selling Stockholders granted the underwriters a 30-day option to purchase up to an additional 1,800,000 shares of Common Stock from the Selling Stockholders at the public offering price, less underwriting discounts and commissions. The underwriters exercised their overallotment option in full, which closed on July 22, 2021, and an additional 422,615 shares of Common Stock were sold by the Reporting Persons at a net price of $22.7363 per share.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 34,466,516 shares of Common Stock.  This amount includes (i) 23,342,443 shares of Common Stock held directly by Q-GRG, (ii) 5,854,775 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $9.03 and an expiration date of November 16, 2028, (iii) 5,269,298 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $6.02 and an expiration date of July 31, 2030, and (iv) 21,692 shares of Common Stock underlying RSUs (as defined in Item 5(c) below) held directly by Jeffrey Harris, an affiliated director of Q-GRG who serves as a director on the Issuer's board of directors, for the benefit of Q-GRG.  As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 10.4% of the Common Stock outstanding. The percentages reported herein are based on the sum of (i) 321,505,683 shares of Common Stock outstanding as of July 9, 2021, as set forth in the prospectus on Form 424B1 filed by the Issuer on July 15, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Persons, and (iii) the 21,692 shares of Common Stock issuable upon vesting of RSUs beneficially owned by the Reporting Persons, each of (ii) and (iii) of which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 23,320,751 shares of Common Stock, 11,124,073 shares of Common Stock obtainable upon exercise of Warrants held directly by Q-GRG and 21,692 shares of Common Stock obtainable upon vesting of RSUs held for the benefit of Q-GRG.

CUSIP No. 15961R105	SCHEDULE 13D	Page 7 of 8

(c) The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference. Also, on July 12, 2021, the Issuer granted Jeffrey Harris, an affiliated director of Q-GRG who serves as a director on the Issuer's board of directors, 21,692 restricted stock units (“RSUs”).  Each RSU represents a contingent right to receive one share of Common Stock. The RSUs are subject to a service-based vesting requirement: (i) 18,500 RSUs vest in full on the earlier of (1) the one-year anniversary of February 26, 2021 or (2) a change of control event, and (ii) 3,192 RSUs vest in full on the earlier of (1) the one-year anniversary of July 12, 2021 or (2) the date of the next annual meeting of the Issuer’s stockholders, each of (i) and (ii) being subject to Mr. Harris’ continuous service with the Issuer through such date.  Mr. Harris holds these RSUs for the benefit of Q-GRG, and so the shares of Common Stock underlying the RSUs are included in the Reporting Persons’ beneficial ownership reported herein.  Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 and 5 of this Amendment No. 2 are incorporated by reference herein.

In connection with the Secondary Offering, the Reporting Persons were released by waiver from certain transfer restrictions under the Lock-Up Agreements, but only to the extent of the shares of Common Stock sold in the Secondary Offering.

CUSIP No. 15961R105	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2021

Q-GRG VII (CP) Investment Partners, LLC

By:	/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

QEM VII, LLC

By:	/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.

DHEERAJ VERMA

By:	/s/ Dheeraj Verma
Dheeraj Verma